UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Accelerant Holdings

B.	This is (select one):

☒ an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant	Accelerant Holdings
	Form type	S-1
	File Number (if known)	333-288435
	Filed by	Accelerant Holdings
	Date Filed (if filed concurrently, so indicate)	Filed concurrently herewith

D.

The Filer is incorporated or organized under the laws of the Cayman Islands and has its principal place of business at

Unit 106, Windward 3, Regatta Office Park,

West Bay Road, Grand Cayman

Telephone: +1 (345) 743-4611

E.

The Filer designates and appoints The Corporation Trust Company (“Agent”) located at

1209 Orange Street

Wilmington, DE 19801

Telephone: (302) 658-7581

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form S-1 filed on June 30, 2025 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Georgetown, Country of Cayman Islands, this 30th day of June, 2025 A.D.

ACCELERANT HOLDINGS

By:	/s/ Jay Green
Jay Green Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

The Corporation Trust Company, as Agent for Service of Process

By:	/s/ Rachel Boyd
Name: Rachel Boyd
Date: June 30, 2025

Accelerant Holdings Certificate

I, Nancy Hasley, Group General Counsel of Accelerant Holdings (the “Company”), do hereby certify (i) that the following resolution of the Company, which provides authorization for the appointment of The Corporation Trust Company, as agent for service of process in the United States, is a true copy of an extract of resolutions duly passed by the Board of Directors of the Company at a meeting duly called and held on the 7th day of November, 2024 in George Town, Cayman Islands and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED: That the Authorized Officers of the Company are, and each of them hereby is, authorized and directed to select and appoint The Corporation Trust Company, a subsidiary or affiliate thereof, or another company as the registered agent and to execute and deliver any and all agreements, instruments and documents and to take all such other action as any such officer may determine to be necessary or advisable to carry out the purposes and intent of the foregoing resolutions, any such determination to be conclusively evidenced by the execution and delivery thereof or by the taking of such other action.”

IN WITNESS WHEREOF I have hereunto subscribed my name, this 30th day of June, 2025.

By:	/s/ Nancy Hasley
Name:	Nancy Hasley
Title:	Group General Counsel